PRESS RELEASE	JULY 19, 2023

Largo Reports Improvements to Production in Q2 2023 and Begins Commissioning of its Ilmenite Concentration Plant; Francesco D'Alessio Appointed as President of Largo Clean Energy

Q2 2023 and Other Highlights

  V2O5 production of 2,639 tonnes (5.8 million lbs[1]) in Q2 2023 vs. 3,084 tonnes produced in Q2 2022 and 25% above production in Q1 2023

  V2O5 production of 676 tonnes in April, 945 tonnes in May and 1,018 tonnes in June

  The Company achieved normalized production levels in June after completing the following actions in Q2 2023: the completion of its infill drilling campaign for 2023 resulting in a further refinement of the Company's short-term mining model, the completion of upgrades to its crushing process as well as an improvement in its mining performance over levels seen in Q1 2023

  The Company completed all planned upgrades to its crushing process in Q2 2023, including the installation of a new dry magnetic separator and updates to its crushing circuit, which is expected to reduce operational maintenance costs and provide more flexibility in the blending of different ores to stabilize V2O5 production going forward

  Global V2O5 recovery rate3 of 81.0% in Q2 2023 vs. 81.8% in Q2 2022

  The Company completed construction of its ilmenite concentration plant in June and subsequently began commissioning of the facility shortly thereafter; The Company expects to complete the commissioning phase in Q3 2023 and start a gradual ramp-up of ilmenite production in Q4 2023

  V2O5 equivalent sales of 2,557 tonnes in Q2 2023 vs. 3,291 tonnes sold in Q2 2022 due to lower available inventory

  During Q2 2023, the average benchmark price per lb of V2O5 in Europe was $8.46, a 24% decrease from the average of $11.08 seen in Q2 2022 following softer spot market demand during the quarter, primarily due to adverse conditions in the Chinese and European steel sectors

  Francesco D'Alessio was appointed as President of Largo Clean Energy ("LCE")

  Cold commissioning of LCE's Enel Green Power España ("EGPE") vanadium redox flow battery ("VRFB") was completed in Q2 2023; Hot commissioning and provisional acceptance by EGPE is expected in Q3 2023

  2023 production, sales, cost and capital expenditures guidance remain unchanged

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces quarterly production of 2,639 tonnes (5.8 million lbs1) and sales of 2,557 tonnes of vanadium pentoxide ("V2O5") equivalent, respectively, in Q2 2023.

Daniel Tellechea, Interim CEO and Director of Largo, stated: "We are pleased to report that key operational actions taken in Q2 2023 have resulted in improved production rates exiting the quarter, particularly in June with over 1,000 tonnes of V2O5 produced. He continued: "In Q2 2023, construction of the Company's ilmenite concentration plant was completed, followed by the start of commissioning, marking a significant milestone for the Company. As we look forward to completing commissioning and ramp-up processes in the following quarters, we anticipate having sufficient stocks of produced ilmenite concentrate for sale by the start of 2024."

Francesco D'Alessio, President of LCE commented: "With this new role, I am fully committed to leading LCE with the immediate objective of evaluating all strategic options for this business in order to fully maximize its unique value proposition in the energy storage sector. This includes but is not limited to the potential strengthening and formalization of existing industry relationships, developing additional collaborative partnerships, evaluating alternative deployment strategies, and performing a comprehensive review of cost reduction measures. Going forward, I anticipate providing updates as this process continues to evolve."

Maracás Menchen Mine Operational and Sales Results

	Q2 2023	Q1 2023	Q2 2022

Total Ore Mined (tonnes)	489,892	341,967	378,273
Ore Grade Mined - Effective Grade (%)[2]	0.86	0.81	1.18
Total Mined - Dry Basis (tonnes)	3,671,842	3,523,656	2,503,696

Concentrate Produced (tonnes)	99,083	78,695	124,317
Grade of Concentrate (%)	3.34	2.99	3.28
Global Recovery (%)[3]	81.0	83.0	81.8

V2O5 produced (Flake + Powder) (tonnes)	2,639	2,111	3,084
High purity V2O5 equivalent produced (%)	35.8	47.8	18.7
V2O5 produced (equivalent pounds) [1]	5,817,992	4,653,953	6,799,048
Total V2O5 equivalent sold (tonnes)	2,557	2,849	3,291
Produced V2O5 equivalent sold (tonnes)	2,268	2,604	2,783
Purchased V2O5 equivalent sold (tonnes)	289	245	508

Q2 2023 Additional Highlights

  Normalized Production Levels in June: V2O5 production from the Maracás Menchen Mine was 676 tonnes in April, 945 tonnes in May and 1,018 tonnes in June for a total of 2,639 tonnes produced in Q2 2023. In addition to certain mining performance and crushing process improvements made during the quarter, the Company also completed its 2023 infill drilling campaign in Q2 2023, resulting in a further refinement of the Company's short-term mining model. In Q2 2023, global recoveries3 averaged 81.0%, largely in line with 81.8% averaged in Q2 2022. The Company mined 489,892 tonnes of ore with an effective V2O5 grade2 of 0.86% in Q2 2023 compared to 378,273 tonnes with an effective V2O5 grade2 of 1.18% in Q2 2022 and 341,967 tonnes with an effective V2O5 grade2 of 0.81% in Q1 2023, demonstrating a significant improvement in total ore mined over the prior quarter and prior comparative quarter. The increase in total ore mined as well as increased crushed and milled ore is a direct result of the Company's strategy to successfully recover delays caused by the previously announced mine contractor transition in September 2022 and heavy rains experienced in December 2022.

  Mine Site Cost Reduction Measures: The Company continues to focus on identifying and implementing various cost reduction measures at its Maracás Menchen Mine during the current period of sustained inflationary pressures. In addition to upgrading its crushing process to reduce operational maintenance costs, the Company has identified several other areas for cost reduction and is in the process of implementing the following initiatives: a reduction in sodium carbonate and other raw materials expenditures, a reduction of mining costs, with a primary focus on reducing rehandling activities and implementing an optimization of haulage distance and a reduction of equipment rental expenditures. The Company expects to begin realizing the benefits of these cost reduction measures in Q3 2023.

  2023 and 2024 Infill Drilling Campaigns: The Company has completed its 2023 infill drilling campaign and has completed approximately 90% of its 2024 infill drilling campaign.  Data generated from infill drilling is expected to create greater accuracy and reliability of the short-and mid-term mining plan for the Maracás Menchen Mine.  Going forward, the Company plans to conduct infill drilling on a bi-annual basis to create greater certainty and efficiency in its planning process. Largo expects that a consistent infill drilling campaign should assist the Company in improving the reliability and accuracy of its production guidance on a go forward basis.

  Q2 2023 Sales In Line with Quarterly Target - Focus on High Purity Vanadium Demand: In Q2 2023, V2O5 equivalent sales of 2,557 tonnes (which includes 289 tonnes of purchase material sold) were in line with expectations for the quarter but represented a 22% decrease in tonnes sold over Q2 2022. In Q2 2023, the Company continued to experience strong aerospace demand for its products and focused on selling its high purity vanadium units to this market. The Company produced approximately 36% of its quarterly production as high purity in Q2 2023.

  Cold Commissioning of Enel Green Power España VRFB Completed: During Q2 2023, LCE finalized the pumping of electrolyte for EGPE's VCHARGE VRFB deployment and completed cold commissioning of the system in June. The battery system was also successfully interconnected with the grid and the system inverter was successfully utilized to form the chemistry in Q2 2023. The battery is currently performing charge-discharge cycles as part of the ongoing hot commissioning phase, which is anticipated to be completed in Q3 2023, along with provisional acceptance of the system by EGPE.

  Appointment of Francesco D'Alessio as President of LCE: Mr. D'Alessio has over 15 years of experience in metals sales and trading, including overseeing sales and shipment of vanadium, as well as more recent experience in clean energy storage sales. Over the last three years, he has been actively involved in the overall sales strategy at Largo, contributing to the Company's ongoing initiatives in the energy storage sector. Mr. D'Alessio began his tenure at Largo in 2019 as Head of Sales, Americas, and was subsequently promoted to the position of Commercial Director in 2022.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a ilmenite concentrate plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) leading vanadium supplier with an outlined growth plan and 2.) U.S.-based energy storage business to support a low carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities, ; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the timing and success of the commissioning and ramp up of the ilmenite plant,; the ability to sell ilmenite on a profitable basis, the successful vertical integration of the Company; the effect of unforeseen equipment maintenance or repairs on production; the ability to sufficiently reduce the cost of production through cost reduction measures;; the extent to which infill drilling data will create greater accuracy and reliability in the short-term mining plan and production guidance, the extent of capital and operating expenditures; the impact of globalprice increases on the Company's global supply chain and future sales of vanadium products. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, the competitiveness of our product in an evolving market, our ability to market, sell and deliver our VCHARGE batteries on specification and at a competitive price, our ability to secure the required production resources to build and deploy our VCHARGE batteries, our ability to attract partners, collaborators and/or investors to build the VRFB business on terms attractive to the Company, and the adoption of VRFB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

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[1] Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.
[2] Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.
[3] Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.